Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
January 25, 2007

Extendicare REIT Announces Fourth Quarter News Release and Conference Call Dates

MARKHAM, ONTARIO - Extendicare Real Estate Investment Trust (“Extendicare REIT” or “Extendicare”) (TSX: EXE.UN) will release its 2006 fourth quarter financial results on Thursday, February 22, 2007. Extendicare will hold a conference call on Friday, February 23, 2007 at 10:00 a.m. (ET) to discuss its results for the fourth quarter and year ended December 31, 2006.

Following its release on February 22, 2007, Extendicare will post a copy of the press release on its website, in addition to an update of its supplemental information package found under the Investor Information/Investor Documents/Supplemental Information section of its website, www.extendicare.com.

The February 23, 2007 conference call will be webcast live, and archived, in the Investor Information section of Extendicare’s website. For those wishing to call in, the toll-free number for the live call is 1-866-898-9626. Local callers please dial 416-340-2216. A taped rebroadcast will be available approximately two hours after completion of the live call on February 22, 2007 until midnight on March 9, 2007. To access the rebroadcast dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 3212074.

Scheduled speakers for Extendicare on the conference call include: Phil Small, President and Chief Executive Officer; Richard Bertrand, Senior Vice-President and Chief Financial Officer; and Christopher Barnes, Manager, Investor Relations.

About Us
Extendicare Inc., an indirect wholly owned subsidiary of Extendicare REIT, is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare Inc. operates 237 nursing and assisted living facilities in North America, with capacity for over 27,100 residents. As well, through its operations in the United States, Extendicare Inc. offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. Extendicare Inc. employs approximately 34,000 people in North America.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare’s Website @ www.extendicare.com